Exhibit 2.4

AMENDMENT NO 1. TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
OF SUGARFINA HOLDINGS LLC

This AMENDMENT NO. 1 TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF SUGARFINA HOLDINGS LLC, a Delaware limited liability company (the “Company”), dated April 30, 2021, but effective as of September 26, 2020 (this “Amendment”) is executed on behalf of the LLC pursuant to Section 14.2 of the LLC Agreement (as defined below). Capitalized terms used and not otherwise defined herein have the meanings set forth in the LLC Agreement (as defined below).

RECITALS:

WHEREAS, the Company, Bristol Luxury Group, LLC and Sugarfina, Inc. entered into that certain Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC, dated as of October 31, 2019 (the “LLC Agreement”);

WHEREAS, pursuant to Section 14.2 of the LLC Agreement, the LLC Agreement may be amended by the Company with the written consent of Members owning more than fifty percent (50%) of the Voting Units; and

WHEREAS, on or prior to the date hereof, Members owning more than fifty percent (50%) of the Voting Units have approved this Amendment to be implemented and reflected in a writing executed by an Officer.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned, acting on behalf of the Company pursuant to the approval of Members owning more than fifty percent (50%) of the Voting Units, hereby agrees as follows:

1.            Amendments.

(a)	The following definitions are hereby added to Section 1.1 of the LLC Agreement immediately after the definition of “Pre-emptive Member”:

““Preferred Capital Value” means, for any Preferred Unit at any time, the sum of the Capital Contributions attributable in respect of the acquisition of such Preferred Unit.

“Preferred Holder” means any Holder owning Preferred Units, in such Holder’s capacity as such.

“Preferred Unit” means any Unit designated as such on Exhibit A.

“Preferred Unpaid Yield” means, for any Preferred Unit at any time, the amount equal to the excess, if any, of (a) the aggregate Preferred Yield accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all distributions made by the Company in respect of such Preferred Unit pursuant to Section 5.1(a) prior to such time.

“Preferred Unreturned Capital Value” means, for any Preferred Unit at any time, the amount of the Preferred Capital Value for such Preferred Unit, reduced by the aggregate amount of all distributions made by the Company in respect of such Preferred Unit pursuant to Section 5.1(b) prior to such time.

“Preferred Yield” means, for any Preferred Unit at any time, the amount accrued as of such time in respect of such Preferred Unit (commencing with respect to such Preferred Unit on the date the Company issues or issued such Preferred Unit) at a rate of 12% per annum, compounded monthly, on the Preferred Unreturned Capital Value from time to time for such Preferred Unit through such time and 14% per annum, compounded monthly, on the Preferred Unpaid Yield from time to time on such Preferred Unit accumulated for all prior monthly compounding periods.”

(b)	The definition of “Units” in Section 1.1 of the LLC Agreement is hereby amended and restated in its entirety as follows:

““Unit” means any unit associated with any Membership Interest under this Agreement, including but not limited to, any Preferred Unit, Common Unit or Incentive Unit.”

(c)	Section 5.1 of the LLC Agreement is hereby amended and restated in its entirety as follows:

“Section 5.1     General. Subject to the Delaware Act, other applicable law, and Section 5.2 and Section 5.3, as determined by the Board in its sole discretion from time to time, the Company may make distributions of Available Cash to the Preferred Holders, Common Holders and Incentive Unit Holders in the following manner:

(a)       first, to the Preferred Holders pro rata in proportion to their holdings of Preferred Units, until distributions under this Section 5.1(a) equal the Preferred Unpaid Yield in respect of all the Preferred Units owned by the Preferred Holders as of the distribution;

(b)        second, to the Preferred Holders pro rata in proportion to their holdings of Preferred Units, until the Preferred Unreturned Capital Value in respect of all the Preferred Units owned by the Preferred Holders as of the time of such distribution has been reduced to zero;

(c)       third, any remaining amounts to the Common Holders and Incentive Unit Holders pro rata in proportion to their aggregate respective holdings of Common Units and Incentive Units treated as one class of Units.”

(d)	Exhibit A to the LLC Agreement is hereby deleted and replaced in its entirety with Exhibit A attached hereto.

2.                  Limited Effect. Except as expressly provided in this Amendment, the LLC Agreement shall remain unmodified and in full force and effect.

3.                  Entire Agreement. This Amendment, the LLC Agreement and those documents expressly referred to herein and therein and the other documents entered into in connection herewith or therewith set forth the entire agreement among the parties hereto and thereto with respect to the subject matter hereof and thereof, and supersede any prior understandings or agreements among the parties hereto and thereto, written or oral, with respect to the subject matter hereof and thereof.

4.                  Counterparts. This Amendment may be executed by the parties hereto by facsimile or other similar electronic signatures and in any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[Signature pages follow.]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first written above.

COMPANY:

SUGARFINA HOLDINGS LLC

By:	/s/ Scott LaPorta
Name:	Scott LaPorta
Title:	Chief Executive Officer

Signature Page to
Amendment No. 1 to
Amended and Restated Limited Liability Company Agreement
of Sugarfina Holdings LLC

EXHIBIT A

Holder Name	Holder Address	Preferred Units	Common Units* [Excluded Common Units]	Capital Contribution	Incentive Units*
Bristol Luxury Group, LLC	Bristol Luxury Group, LLC 662 N. Sepulveda Blvd., Suite 300 Los Angeles, CA 90049 Attention: Paul L. Kessler E-mail: pkessler@bristolcompanies .net with a copy to: Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, NY 10019 Attention: Thomas J. Fleming E-mail: tfleming@olshanlaw.com and Attention: Adam H. Friedman E-mail: afriedman@olshanlaw.com	800,000	1,000[0]	See Section 9.4	0[0]
TOTAL		800,000	l,000[0]	Total of above amounts	0[0]

* as such number may be adjusted for any splits, distributions, combinations, recapitalizations or the like.